UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)1 or 13(e)(1)
of the Securities Exchange Act of 1934
NOVAGOLD RESOURCES INC.

(Name of Subject Company (issuer))
BARRICK GOLD CORPORATION

(Name of Filing Person (offeror))
Common Shares

(Title of Class of Securities)
66987E206

(CUSIP Number of Class of Securities)
Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,020,858,842.43	$109,231.92
(1)	Estimated solely for the purpose of calculating the fee in accordance with Rule 0-11 of the Securities Exchange Act of 1934 (the “Exchange Act”). The transaction valuation has been estimated on the basis of the securities to be acquired in the United States only. The number of securities to be acquired in the United States has been estimated on the basis of the aggregate trading volume on the national securities exchanges in the United States over the 12 calendar month period prior to August 1, 2006 as a percentage of the total aggregate volume on the national securities exchanges in both the United States and Canada over the same period.

(2)	The amount of the Fee has been calculated in accordance with Rule 0-11 of the Exchange Act and based on (a) 70,404,058, which is the estimated number of NovaGold common shares to be acquired in the United States on a fully diluted basis as of August 3, 2004, and (b) $14.50, which is the per share tender offer price.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario (“Barrick”).
     This Schedule TO relates to the offer by Barrick to purchase all of the issued and outstanding common shares of NovaGold Resources Inc., a company incorporated under the laws of the Province of Nova Scotia (“NovaGold”), including common shares that may become issued and outstanding after the date of the Offer but before the Expiry Time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of NovaGold that are convertible into or exchangeable or exercisable for common shares, together with the associated rights issued under the Shareholder Rights Plan of NovaGold (collectively, the “Common Shares”), at a price of US$14.50 cash per Common Share.
     The Offer is subject to the terms and conditions set forth in Barrick’s offer and related circular dated August 4, 2006 (the “Offer and Circular”). The Offer and Circular and the related Letter of Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), constitute the “Offer”.
     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer and Circular and the Letter of Transmittal including all appendices, schedules, exhibits, annexes, amendments or supplements thereto, is hereby expressly incorporated by reference in response to Items 1 through 9 and 11 of this Schedule TO and is supplemented by the information specifically provided herein.
Item 3. Identity and Background of Filing Person.
     In the past five years, to the best knowledge of Barrick, none of the persons listed in Schedule B to the Offer and Circular or persons holding more than 10% of any class of equity securities of Barrick (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer, director or person from future violations of, or prohibiting activities subject to, U.S. federal or U.S. state securities laws, or a finding of any violation of U.S. federal or U.S. state securities laws.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Except as described in the Offer and Circular, during the past two years there have not been any negotiations, transactions or material contacts between Barrick or any of its subsidiaries or, to the best knowledge of Barrick, any of the persons listed in Schedule B to the Offer and Circular, on the one hand, and NovaGold or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.
Item 7. Source and Amount of Funds or Other Consideration.
     Except as described in the Offer and Circular, no plans or arrangements have been made to repay the funds required to be borrowed for the purpose of the transaction.
Item 8. Interest in Securities of the Subject Company.
     No securities of NovaGold are beneficially owned by Barrick or any of its subsidiaries or, to the best knowledge of Barrick, any of the persons listed in Schedule B to the Offer and Circular or any associate of those persons.
Item 10. Financial Statements.
     Not applicable.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(A)	Offer and Circular, dated August 4, 2006

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by Barrick on July 24, 2006, incorporated herein by reference to the Schedule TO filed by Barrick on July 24, 2006

(a)(5)(B)	Presentation, dated July 24, 2006, incorporated herein by reference to the Schedule TO filed by Barrick on July 25, 2006

(a)(5)(C)	Transcript of Conference Call held on July 24, 2006, incorporated herein by reference to a Schedule TO filed by Barrick on July 26, 2006

(a)(5)(D)	Press Release issued by Barrick on August 2, 2006, incorporated herein by reference to the Schedule TO filed by Barrick on August 3, 2006

(a)(5)(E)	Presentation, dated August 3, 2006

(a)(5)(F)	Offer and Circular related to Barrick’s offer to purchase all of the outstanding shares of Pioneer Metals Corporation, dated August 4, 2006

(a)(5)(G)	Press Release issued by Barrick on August 4, 2006

(a)(5)(H)	Summary Advertisement as published in the Wall Street Journal on August 4, 2006

(b)(1)
Credit and Guarantee Agreement, dated as of April 29, 2002, among Barrick Gold Corporation, certain of its subsidiaries, the several lenders from time to time parties thereto and RBC Capital Markets and Citibank Canada, as lead arrangers and book runners, incorporated herein by reference to the Schedule TO filed by Barrick on November 10, 2005

(b)(2)
Amendment dated May 2, 2003 to Credit and Guarantee Agreement, dated as of April 29, 2002 among Barrick Gold Corporation, as borrower and guarantor, Royal Bank of Canada, as administrative agent, RBC Capital Markets, as lead arranger and Citibank Canada, as syndication agent and lead arranger and the lenders parties thereto, incorporated herein by reference to the Schedule TO filed by Barrick on November 10, 2005

(b)(3)
Amendment dated July 27, 2005 to Credit and Guarantee Agreement, dated as of April 29, 2002 among Barrick Gold Corporation, as borrower and guarantor, Royal Bank of Canada, as administrative agent, RBC Capital Markets, as lead arranger and Citibank Canada, as syndication agent and lead arranger and the lenders parties thereto, incorporated herein by reference to the Schedule TO filed by Barrick on November 10, 2005

(b)(4)
Amendment dated August 1, 2006 to Credit and Guarantee Agreement, dated as of April 29, 2002 among Barrick Gold Corporation, as borrower and guarantor, Royal Bank of Canada, as administrative agent, RBC Capital Markets, as lead arranger and Citibank Canada, as syndication agent and lead arranger and the lenders parties thereto

(d)	Not applicable

(g)	Not applicable

Exhibit	Description
(h)(1)	Opinion of Davies Ward Phillips & Vineberg LLP regarding Canadian Federal Income Tax considerations dated August 4, 2006

(h)(2)	Opinion of Davies Ward Phillips & Vineberg LLP regarding United States Federal Income Tax considerations dated August 4, 2006
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION
By:	/s/ Sybil E. Veenman
Name:	Sybil E. Veenman
Title:	Vice President, Assistant General Counsel and Secretary
Date:	August 4, 2006

EXHIBIT INDEX

Exhibit	Description
(a)(1)(A)	Offer and Circular, dated August 4, 2006

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)	Press Release issued by Barrick on July 24, 2006, incorporated herein by reference to the Schedule TO filed by Barrick on July 24, 2006

(a)(5)(B)	Presentation, dated July 24, 2006, incorporated herein by reference to the Schedule TO filed by Barrick on July 25, 2006

(a)(5)(C)	Transcript of Conference Call held on July 24, 2006, incorporated herein by reference to a Schedule TO filed by Barrick on July 26, 2006

(a)(5)(D)	Press Release issued by Barrick on August 2, 2006, incorporated herein by reference to the Schedule TO filed by Barrick on August 3, 2006

(a)(5)(E)	Presentation, dated August 3, 2006

(a)(5)(F)	Offer and Circular related to Barrick’s offer to purchase all of the outstanding shares of Pioneer Metals Corporation, dated August 4, 2006

(a)(5)(G)	Press Release issued by Barrick on August 4, 2006

(a)(5)(H)	Summary Advertisement as published in the Wall Street Journal on August 4, 2006

(b)(1)
Credit and Guarantee Agreement, dated as of April 29, 2002, among Barrick Gold Corporation, certain of its subsidiaries, the several lenders from time to time parties thereto and RBC Capital Markets and Citibank Canada, as lead arrangers and book runners, incorporated herein by reference to the Schedule TO filed by Barrick on November 10, 2005

(b)(2)
Amendment dated May 2, 2003 to Credit and Guarantee Agreement, dated as of April 29, 2002 among Barrick Gold Corporation, as borrower and guarantor, Royal Bank of Canada, as administrative agent, RBC Capital Markets, as lead arranger and Citibank Canada, as syndication agent and lead arranger and the lenders parties thereto, incorporated herein by reference to the Schedule TO filed by Barrick on November 10, 2005

(b)(3)
Amendment dated July 27, 2005 to Credit and Guarantee Agreement, dated as of April 29, 2002 among Barrick Gold Corporation, as borrower and guarantor, Royal Bank of Canada, as administrative agent, RBC Capital Markets, as lead arranger and Citibank Canada, as syndication agent and lead arranger and the lenders parties thereto, incorporated herein by reference to the Schedule TO filed by Barrick on November 10, 2005

(b)(4)
Amendment dated August 1, 2006 to Credit and Guarantee Agreement, dated as of April 29, 2002 among Barrick Gold Corporation, as borrower and guarantor, Royal Bank of Canada, as administrative agent, RBC Capital Markets, as lead arranger and Citibank Canada, as syndication agent and lead arranger and the lenders parties thereto

(d)	Not applicable

(g)	Not applicable

Exhibit	Description

(h)(1)	Opinion of Davies Ward Phillips & Vineberg LLP regarding Canadian Federal Income Tax considerations dated August 4, 2006

(h)(2)	Opinion of Davies Ward Phillips & Vineberg LLP regarding United States Federal Income Tax considerations dated August 4, 2006